Filed by Urstadt Biddle Properties Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Urstadt Biddle Properties Inc.

Commission File No.: 001-12803

The following is a transcript of an investor conference call hosted by Regency Centers Corporation held on May 18, 2023:

Corporate Participants:

Lisa Palmer; Regency Centers Corporation; President, CEO & Non Independent Director

Willing L. Biddle; Urstadt Biddle Properties Inc.; President, CEO & Director

Christy McElroy; Regency Centers Corporation; SVP of Capital Markets

Michael J. Mas; Regency Centers Corporation; Executive VP & CFO

Conference Call Participants:

Alexander David Goldfarb; Piper Sandler & Co., Research Division; MD & Senior Research Analyst

Anthony Franklin Powell; Barclays Bank PLC, Research Division; Research Analyst

Craig Richard Schmidt; BofA Securities, Research Division; Director

Floris Gerbrand Hendrik Van Dijkum; Compass Point Research & Trading, LLC, Research Division; MD & Senior Research Analyst

Juan Carlos Sanabria; BMO Capital Markets Equity Research; MD & Senior U.S. Real Estate Analyst

Linda Tsai; Jefferies LLC, Research Division; VP, Research Analyst, Retail REITs

Michael Goldsmith; UBS Investment Bank, Research Division; Associate Director and Associate Analyst

Michael Patrick Gorman; BTIG, LLC, Research Division; MD & REIT Analyst

Michael William Mueller; JPMorgan Chase & Co, Research Division; Senior Analyst

Richard Jon Milligan; Raymond James & Associates, Inc., Research Division; Director & Research Analyst

Ronald Kamdem; Morgan Stanley, Research Division; Equity Analyst

Wesley Keith Golladay; Robert W. Baird & Co. Incorporated, Research Division; Senior Research Analyst

Presentation

Operator

Greetings and welcome to the Regency Centers and Urstadt Biddle Conference Call. (Operator Instructions) As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host. Christy McElroy, Senior Vice President, Capital Markets. Thank you, Christy, you may begin.

Christy McElroy – SVP of Capital Markets

Thank you and good morning, and welcome to the conference call to discuss the merger of Regency Centers and Urstadt Biddle Properties, which was announced this morning.

Joining me on the call today are Lisa Palmer, President and Chief Executive Officer of Regency Centers; Willing Biddle, President and Chief Executive Officer of Urstadt Biddle; and Mike Mas, Chief Financial Officer of Regency Centers.

As a reminder, today’s discussion may contain forward-looking statements about the company’s views of future business and financial performance including future market conditions.

These are based on management’s current beliefs and expectations and are subject to various risks and uncertainties.

It’s possible that actual results may differ materially from those suggested by these forward-looking statements we may make.

Factors and risks that could cause actual results to differ materially from these statements may be included in our presentation today and are described in more detail in our filings with the SEC, specifically in our most recent Form 10-K and 10-Q filings.

In our discussion today, we will also reference certain non-GAAP financial measures. Reconciliations to the comparable GAAP financial measures are available and materials posted on our Investor Relations website.

Please note that a presentation with additional details and information related to this transaction has also been posted on our website. Our caution on forward-looking statements also applies to these presentation materials. Given that the transaction has just been announced, we may not be able to answer all questions. More information about the transaction will be included in proxy materials that will be filed with the SEC. Lisa?

Lisa Palmer – President and CEO

Thank you, Christy. Good morning, everyone. We really appreciate you all joining us this early, especially for those of you that are in earlier times zones in the East Coast. As announced this morning, we’re excited that Regency and Urstadt Biddle Properties have agreed to merge in a stock-for-stock transaction.

The Urstadt Biddle portfolio is one that has long been admired by us and we’re really thrilled to add these irreplaceable assets, that are in premier suburban trade areas in New York, New Jersey and Connecticut. This exciting transaction presents us with a rare opportunity to add this portfolio with attributes that are highly aligned with Regency.

To grow our footprint and enhance our presence in strong suburban trade areas that are core to our long-term growth strategy.

Trade area is benefiting from positive post-pandemic structural trends including suburban micro migration and hybrid work.

For those of you that may not be as familiar with our step total, the company was founded in 1969 and for over 50 years, the management team has worked carefully to assemble a really high-quality, well-located portfolio of predominantly grocery-anchored, open-air neighborhood and community centers in these premier supply-constrained suburbs of the New York Tri-state area.

The portfolio has approximately 5.3 million square feet of GLA in 77 properties and features a strong demographic profile that is very comparable to our own, including high levels of average household incomes, population densities and college education rates. Our team is really excited to work with their team on a smooth transition and together, we are well positioned to unlock value and enhance merchandising within the combined portfolio, benefiting from increased scale in these markets. While capitalizing on Regency’s best-in-class and proven leasing and asset management platform.

Further, this all-stock transaction will be immediately accretive to Regency’s core operating earnings including roughly $9 million of annual cost saving benefits and also really important, the transaction has little impact to our existing balance sheet position with pro forma leverage, including the impact of assumed preferred stock. Our leverage will remain at the low end of our target range of 5 to 5.5x debt-to-EBITDA.

Our strong and flexible balance sheet and ample levels of free cash flow will support continued future growth, positioning us to still continue allocating capital opportunistically going forward. Post-closing, Regency’s portfolio will total over 56 million square feet, will be over 80% grocery anchored with an average center size of just under 120,000 square feet and average base rents close to $24 per square foot.

The transaction largely maintains our top tenant and tenant category concentration, which is a testament to the strategic alignment of the existing investment strategy. As I mentioned, the transaction is 100% stock for stock with a fixed exchange ratio.

Each Urstadt Biddle Class A common and common shareholder will receive 0.347 shares of Regency common stock. This represents an equity consideration of $20.40 per share or a total of approximately $800 million as of yesterday’s close. Additionally, we expect to assume just over $300 million of mortgage debt and $225 million of preferred stock.

Pro forma ownership of the combined company will be 93% current Regency shareholders and 7% parent Urstadt Biddle shareholders. The transaction is expected to be nontaxable to shareholders and expect it to close late in the third quarter or early fourth quarter of this year.

I really want to thank the Regency team and the Urstadt Biddle team for their hard work in getting us to this result today.

And with that, it is my pleasure to turn the call over to Willing, Urstadt Biddle’s President and CEO. Willing?

Willing L. Biddle – President and CEO, Urstadt Biddle Properties

Thanks, Lisa, and good morning, everybody. This is a really big day for our family and our fellow shareholders at our Urstadt Biddle Properties.

As Lisa mentioned, Urstadt Biddle has been building a shopping center portfolio in this area for over 50 years, and we’re tremendously proud of it.

Our local expertise and the concentration of our assets in suburban trade areas around the New York Tri-State area have allowed us to benefit from strong demographics and constraints on new supply. But our success is also a result of our disciplined and conservative approach to asset and balance sheet management.

So as we consider the next phase for our company, we found Regency to be a company that is a strong management team that shares our values and priorities. Our 2 portfolios of high-quality, well-located shopping centers are highly consistent including attractive demographic profiles, necessity-based merchandising mix and focus on neighborhood and community center formats, mostly with grocery stores in them while Regency as a company has a large national presence. Their teams also have a local mentality and prioritize strong tenant relationships just like our staple does.

We appreciate Regency’s focus on operation and cultural excellence, a best-in-class balance sheet and a highly disciplined approach to capital allocation that has allowed it to create shareholder value for many years. As a future Regency shareholder, our family looks forward to benefiting from the scale and the platform benefits that a combination of our 2 companies will provide.

I also believe that this transaction will be a great benefit to our other stakeholders including our employees, our retail tenants and partners and the communities that we serve. I want to thank the Urstadt Biddle organization for all their contributions to shape this company to where it has become today. I believe Regency shares our vision and I’m extremely confident that they’re going to be an ideal partner for us.

Lastly, Lisa, it’s really been a great pleasure getting to know you and several other of the senior management team at Regency. And I have no doubt that our portfolio will be in great hands under your leadership and the rest of your team. And with that, let me turn it back to you.

Lisa Palmer – President and CEO

Thank you, Willing. Really appreciate that and we and the senior management team feel the same as we’ve worked with you. And I do want to reiterate our excitement about this opportunity and the appreciation for the work and getting us here today. I do want to let our listeners know that Willing has quite a busy day today, as you can imagine.

So he’s only going to be able to be with us for a short time during our Q&A as he has to drop off the line before 9:00 a.m. for an internal commitment. We’re really appreciate of that he did take the time today out of this as he just said, a really good day for him for his family and for the company to join us this morning and we look forward to working with Willing and the team and look forward to the synergies and future growth opportunities that joining of our 2 great companies will offer to the combined shareholder base. And with that, we will open it up to Q&A. Paul?

Q&A

Operator

(Operator Instructions). Our first question is from Juan Sanabria with BMO Capital Markets.

Juan Carlos Sanabria

Just curious if you could talk a little bit about kind of why now in the history of the deal and maybe, Lisa, just your perspective on the implied valuation here and how that’s representative of not — of the current state of the market, given the debt markets today?

Lisa Palmer – President and CEO

Sure. One, I’ll start with — the why now because that we’re going to have to wait. As Christy mentioned in her opening, the proxy materials will be filed and you will see the history of the discussions in the transaction.

So we’ll put that one aside. With regards to valuation — the valuation and again, this is a relative trade. So it is a fixed exchange ratio and so we do believe that both companies are trading at a significant discount to NAV.

So the cap rates — the forward cap rate is in the low 7s, but I don’t believe that there’s much look through for — to the private markets, again, because of the relative trade and the fact that Regency is trading at a discount just as our Urstadt Biddle is.

Juan Carlos Sanabria

Okay. And then just curious if you could speak a little bit about the upside you see on the leasing side — you kind of highlight the small shop delta between the 2 portfolios and the path to get there or the timing in your experience and how we should be thinking about that given the synergy comments about the deal.

Willing L. Biddle – President and CEO, Urstadt Biddle Properties

Looking for your answer. I just wanted to say I need to run to my next call and thank you very much and I look forward to working with you. Bye.

Lisa Palmer – President and CEO

Thank you so much, Willing. I appreciate it. With regards to — we do believe that there’s upside in shop occupancy, you have heard Regency speak that we believe that we can hit 93%. So Regency stand-alone has some opportunity and Urstadt Biddle also reach 93% in their history, and we believe that we can get them there as well.

In terms of timing, we’re going to uphold off on that as well, more to come upon closing and at that point in time, we will update guidance to the extent that we can with regards to the future in terms of timing and how we would expect to harvest those opportunities.

Operator

Our next question is from Alexander Goldfarb with Piper Sandler.

Alexander David Goldfarb

And quite a surprise this morning as far as going through the e-mail, so I appreciate the excitement. Two questions here, Lisa. First, just going back to Juan’s question.

Given this is basically a publicly traded family trust, you have a lot of legacy tax implications. So if we were to compare, I think you guys quoted sort of a low 7s supply cap, how much were the tax considerations affect that, meaning if we want to use this as a read-through for where shopping centers should trade, how much of a discount did this deal have because of the embedded tax issues?

Lisa Palmer – President and CEO

I’m just going to reiterate what I said before. We believe that this is a fair transaction. We paid market value, Regency’s trading at a discount or Urstadt Biddle at a discount. And there is no read-through to private market conditions right now.

Michael J. Mas – Executive VP and CFO

This is sorry — Mike Mas. Let me just also add that on balance, this is a very complementary portfolio to Regency. It’s very consistent with our strategies on a go-forward basis. So the tax basis question that you’ve asked, would be more in consideration of our disposition plans going forward.

We like this portfolio a lot and we like it through the entirety of the portfolio. So we look at this as a long-term hold for the company. And therefore, those low tax basis considerations would be less important.

Alexander David Goldfarb

Okay. The second question is on the local planning. As you guys well know, Fairfield, Westchester, Northern Jersey are not dealing with the planning, the local zoning committees. In the press release, it says the C-suite is, I guess, leaving as part of the synergies. How much local knowledge from the legacy Urstadt Biddle team will you guys be retaining as far as — I mean, the communities, as you guys well know, are really tough on approving anything.

But obviously, that’s key to Urstadt’s growth over time. They’ve been successful in developing and redeveloping their centers. So how much of that local knowledge will be retaining? And how much have you guys picked up through your local acquisitions, whether in Fairfield or Richfield, et cetera?

Lisa Palmer – President and CEO

Yes. I appreciate the question, Alex, and I do — I acknowledge that you don’t formally cover us, so perhaps you’re not as familiar with Regency. We already have a pretty strong presence in that area and in that market. And I can feel my Westport and my New York team like listening to this question and getting . So we feel really good about the team we have. We will need to add people. This is a large portfolio that we’re adding and we will and do expect that we will add some from the Urstadt Biddle’s team. But I feel really good about our ability to execute on this portfolio.

Operator

Our next question is from Floris Van Dijkum with Compass Point.

Floris Gerbrand Hendrik Van Dijkum

Congrats, Lisa. I know that some of your competitors are probably looking enviously at you right now. And it gives you some significant scale in the TriState area. Pricing obviously mid-cap, as you said it’s not really indicative of where the private market is. These assets probably would have been mid 5s about 18 months ago.

So from that basis, it looks pretty attractive. Urstadt has some exposure to cannabis tenants. I know that’s not something that you guys have done in the --I know financing for that can be tricky. How do you look on operational issues like that?

And could that bring a new push into your portfolio that with some pretty high presumably sales densities and traffic counts?

Lisa Palmer – President and CEO

Floris , thank you for the question. I appreciate the kind words. We do believe that, again, I want to reiterate what Mike said. And I think that you do know this because I know that you live in the area. These — the quality of this portfolio is really consistent with what we own and we like that.

And we do believe that we will have the opportunity to apply our national leasing, asset management platform, our scale, our relationship with our tenants to even elevate what is already a great portfolio to higher levels. Does that mean that we’re going to do more with cannabis tenants?

I don’t know the answer to that today. But we do like the portfolio and are really excited about adding it to the agency portfolio.

Operator

Our next is from Wes Golladay with Baird.

Wesley Keith Golladay

Congratulations on the deal. Can you give us a little color on the voting structure? Will it be a combined vote for both classes that need to get over 50%?

Lisa Palmer – President and CEO

There will be more in the materials, but the family — so the — as you know, there are 2 classes of shares and the family did enter into a voting agreement to vote for this transaction with the signing of the agreement.

Wesley Keith Golladay

Okay. And then that low 7s cap rate you cited, is that a fully loaded mark-to-market on everything? And any intentions to take out the preferred. Yes, that’s it.

Michael J. Mas – Executive VP and CFO

More to come on all the details you’ve asked with respect to guidance, but just know that we’re thinking about this from a cash NOI perspective. It is — and that would include — that would be the color I would offer on the implied cap rate that Lisa mentioned.

It would also be inclusive of our view of property management fees as well. The second part of his question — preferred. On the preferred, I view that as a feature, not a concern.

We were very — again, given the public-to-public nature of the transaction, and our ability to assume the preferred equity, I think, again, was a feature. We love the low cost just over 6% long-term capital there with the option at the — towards the end of next year with both tranches being fully redeemable at our option. So again, a feature of the deal was the preferred structure.

Wesley Keith Golladay

Can I squeeze one more in on the Bed Bath & Beyond, you happen to have the basis on those assets for the per square foot. Is that a good mark-to-market opportunity for you?

Michael J. Mas – Executive VP and CFO

I would suggest that just like in our own portfolio, we are excited about the opportunity to release Bed Bath & Beyond locations and Willing if he were on would have said the same, and we have really good demand. They have really good demand for that space today.

Lisa Palmer – President and CEO

And that one did naturally expire.

Operator

Our next question is from Ronald Kamdem with Morgan Stanley.

Ronald Kamdem

I just want to go back to sort of the upside beyond the $9 million of G&A synergies. So if I’m understanding correctly, your view is there’s a scenario of getting the shop leasing to 92, even 93. That’s one. And then maybe can you just comment on the mark-to-market opportunity in the portfolio. What the opportunity is there, too.

Lisa Palmer – President and CEO

Yes. Just bigger picture, higher level. I would reiterate that we think this is really consistent with the portfolio that we own.

And so in that regard, we think it’s really consistent. The future NOI growth is going to be really consistent with regencies. And as you know, we’ve been able to increase occupancy and increase commenced occupancy coming out of the pandemic and expect the same here. And with regards to again, the timing and how we’re going to be able to harvest that, more to come.

Ronald Kamdem

Got it. And then just a follow-up, just any quick on the mark-to-market for the portfolio, is there like a click? Is it 10%, 15%? Any color there?

Michael J. Mas – Executive VP and CFO

Nothing. Ronald I’m sorry, more to comment closing. As Lisa mentioned and as you would expect from Regency, transparency is a key tenant of ours.

At closing, we will have a full — a more fulsome suite of guidance for the balance of this year and hopefully an outlook into the years to come.

Ronald Kamdem

Okay. No worries. If I could just sneak one more in. So the centers are a lot smaller than Regencies. I see 70,000 here versus sort of what the portfolio that you guys are operating. Can you maybe talk about, is that an opportunity? Do you think about merchandising differently? Just trying to get a sense of the difference in size here what that means.

Lisa Palmer – President and CEO

No. I mean, again, it’s really consistent. Yes, smaller size, but primarily grocery anchored. And there — and you’ve heard us say this too, we are not afraid to shop space. We like shop space and they do have shop space. And we are really excited about applying our tenant relationships and our platform that does exist in that market to really elevating the merchandising and beyond what a great job they’ve already done.

Operator

Our next question is from Michael Goldsmith with UBS.

Michael Goldsmith

Congratulations to all involved. My first question is on — you talked a little bit about the diversification that this provides to the portfolio. Is that a reflection of that you wanted to get more into the New York Tri-State area or a reflection that you want to diversify away from the Sunbelt or the West? Is there anything kind of specific from a regional perspective that you’re trying to accomplish with this deal?

Lisa Palmer – President and CEO

Not necessarily. I appreciate the question, Michael. It’s not necessarily one of an objective. When we think about our company and I think you know this about us. Our strategy is one of national breadth with the local expertise. We like all the markets. We operate in most of the major markets across the U.S. and we like all the markets that we operate in. But we are a trade area focused company. And the quality and demographic attributes of these properties are in trade areas that we like.

That comment is simply of the fact that it does reduce on the margin, our concentration in California and concentration in Florida and increases in New York. So from that fact, it actually enhances the diversification across the U.S.

Michael Goldsmith

Got it. And as a follow-up, I guess the question is, like is scale more important now than it has been in the past just given rise inflation has pushed some of the G&A costs higher and just general cost inflation and so your relation.

So just being able to spread those fixed costs across a wider base becomes more important in the current environment than maybe it has been in the past?

Lisa Palmer – President and CEO

We have believed for quite some time now that scale is important. I believe that was a big benefit of our merger with Equity One. And I think maybe on the margin, it has become more important for many of the reasons that you stated. But the ability to increase our free cash flow so that we can reinvest back into our business, back into our development, redevelopment platform.

The scale benefits we actually underestimate it with Equity One from a tenant relationship side. And I think that we’ve really benefit from the fruits of that, and this will only push that a little bit further and allow us to apply this to this portfolio. So we do believe that scale is important.

Operator

Our next question is from Craig Schmidt with Bank of America.

Craig Richard Schmidt

Of the 77 properties, are all of them shopping centers? And when I look towards the supplemental, the last quarter at Urstadt — I don’t quite get that high of a number. Where are we getting the 77 number?

Michael J. Mas – Executive VP and CFO

The 77 property count, Craig?

Craig Richard Schmidt

Yes.

Michael J. Mas – Executive VP and CFO

There are 77 properties — rather the property count. It is a largely retail portfolio, Craig. It’s less than 5% coming from non-retail income streams. That would include a little bit of a part of multifamily, a little bit of office, a little bit of self-storage, but it’s a de minimis component of the portfolio. But this is largely a retail open-air shopping center portfolio, largely and consistently with Regency grocery-anchored.

Craig Richard Schmidt

Okay. Great. And then maybe you could talk about the operational efficiencies beyond G&A. What are some of the things that you can achieve efficiencies out of the box?

Lisa Palmer – President and CEO

I’ll just again say, they have done a nice job. So from an operating expense, they’ve managed their portfolio really well. I don’t know that we anticipate much with regards to that from a margin standpoint.

And again, more to come upon closing in terms of guidance of how we expect to be able to harvest future growth by applying our expertise, our scale to this portfolio.

Operator

Our next question is from Linda Tsai with Jefferies.

Linda Tsai

Congratulations. How much overlap is there in the Urstadt Biddle portfolio with regencies? And then would you expect to kind of do more capital recycling in other areas of the country following this transaction?

Lisa Palmer – President and CEO

I’ll take the overlap and I’ll let Mike handle the capital recycling. If you were to look at Regency’s existing portfolio, we are more concentrated, if you will, in the — around — our offices in Westport and it’s Westport, North in the Connecticut and then also out on Long Island. What Urstadt Biddle will actually add to that, enhance the Connecticut and the metro New York but also add more to New Jersey than what we have today.

Michael J. Mas – Executive VP and CFO

With respect to recycling, Linda, I go back to the comments I made earlier, the consistency of this portfolio and it’s — how it adds to Regency is — will not change how we think about, recycling going forward. And you’re very in tune with our strategy, which is to continue to opportunistically sell when we think the portfolio needs to maybe even manage risk or lower growth assets, but that won’t — what we see in this portfolio is not changing any of that strategy at Regency.

More to come on guidance when we close, but I don’t anticipate us changing our disposition guidance in any way. And nothing about this portfolio would take us off of that expectation from a recycling standpoint.

Operator

Our next question is from Michael Gorman with BTIG.

Michael Patrick Gorman

Maybe just quickly, there’s obviously been a lot of conversation about operational efficiencies and overlap and things like that. Lisa, when the Equity One transaction happened. I think it was pretty explicit that there were additional kind of value-add opportunities.

Is there anything as you were looking over the Urstadt portfolio that kind of stands out as something that could immediately go into the development, redevelopment pipeline from Regency’s perspective?

Lisa Palmer – President and CEO

I appreciate the question, Michael. This, again, is about the quality of the portfolio and the value. The fact that we are able to do a full stock for stock relative value on an accretive basis. And I think you’ve heard me say often, and I’ll say I love to repeat it. We will look at — when we look at it, whether it’s a single asset, whether it’s a portfolio of properties or in this case, a great company, it’s got to check the boxes.

It must be accretive to earnings. And that that’s — this is — as we said, will be immediately accretive to earnings, which is a really important box. Especially when we’re adding great properties that are just like our — and then again, equal to accretive to quality and growth, which we’ve been talking about a lot here. So it does check that boxes plus, it doesn’t change our leverage in any significant fashion.

So this is — while Equity One was a lot about increasing our scale, as I just talked about and adding a pipeline of larger redevelopment opportunities, this is really about the opportunity to add a portfolio of high quality, hard to replicate, open-air shopping centers at an accretive value.

Operator

(Operator Instructions). Our next question is from R.J. Milligan with Raymond James.

Richard Jon Milligan

Sorry about that, Lisa. Congratulations. And I’m sorry, I jumped on a little bit late, but did you quantify the expected accretion in year 1 of the transaction?

Lisa Palmer – President and CEO

We will provide more information upon closing.

Richard Jon Milligan

Okay. And then is there a difference in the CapEx requirements for the Urstadt portfolio relative to how Regency typically runs in terms of — are there any older properties that need to be redeveloped or retenanted? And how do you think about the impact of the AFFO per share growth over the next several years?

Michael J. Mas – Executive VP and CFO

R.J., good question. More to come from a detailed perspective at closing, but I think it is fair to say we’ve spoken a little bit about today about the lease-up opportunity within the portfolio and with leasing comes leasing capital. And that — so we would plan for a touch more leasing capital as we stabilize the portfolio to the levels that we talked about today, especially in the shopping area at 93%, targeted high end. However, given the relative size of the portfolio, I don’t anticipate you would see a material change or a difference to the overall Regency performance.

Operator

Our next question is from Mike Mueller with JPMorgan.

Michael William Mueller

Just have a quick one. It looks like they have a handful of unconsolidated JVs. What’s the general nature of those that they tend to be smaller one-off transactions that, I don’t know, eventually may end up being wholly owned at some point?

Michael J. Mas – Executive VP and CFO

Smaller single asset joint ventures with each of them with — as with Regency, all of them come with a history and a story. So much more to come on whether that turns into an opportunity or an ongoing relationship.

Operator

Our next question is from Anthony Powell with Barclays.

Anthony Franklin Powell

Question on the grocery anchors. I think you’ll be more regional, I guess, supermarket, Is there an opportunity to maybe upscale especially grocery over the time?

Lisa Palmer – President and CEO

I appreciate the question. Just like in Regency, the most important thing is how productive and — whether how productive they are in their market. And again, I just — I know I sound like a broken record, but I just want to reiterate that we really like the portfolio and the quality of the portfolio, and that includes the quality of the anchors that are in the shopping centers.

Operator

There are no further questions at this time. I’d like to hand the floor back over to Lisa Palmer for any closing comments.

Lisa Palmer – President and CEO

Thanks, Paul. And I do want to thank everyone again. Really appreciate you hopping on the call on short notice early in the morning. And we do look forward. I imagine we’ll see some of you out in Vegas next week, and then many more of you just a couple of weeks later at NAREIT. We appreciate it. Thank you.

Operator

This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Certain statements in this document regarding anticipated financial, business, legal or other outcomes including business and market conditions, outlook and other similar statements relating to the proposed transaction between Regency and Urstadt Biddle or Regency’s and Urstadt Biddle’s future events, developments or financial or operational performance or results are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “could,” “can”, “should,” “plan”, “seek”, “would,” “expect,” “estimate,” “believe,” “intend,” “forecast,” “project,” “anticipate,” “continue”, “guidance,” or variations of such words and other similar language and the negatives of such words. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking. While we believe these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. These forward-looking statements are based on certain assumptions and analyses made by Regency or Urstadt Biddle in light of their respective experiences and their respective perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance these expectations will be attained, and it is possible actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Our and Regency’s operations are subject to a number of risks and uncertainties including, but not limited to, those risk factors described in our respective SEC filings. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and our other filings and submissions to the SEC. If any of the events described in the risk factors actually occur, our respective businesses, financial condition or operating results, as well as the market price of our respective securities, could be materially adversely affected. Forward-looking statements are only as of the date they are made, and Urstadt Biddle undertakes no duty to update its forward-looking statements, whether as a result of new information, future events or developments or otherwise, except as to the extent required by law. These risks and events include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between Regency and Urstadt Biddle; the effect of the announcement of the proposed transaction on the ability of Regency and Urstadt Biddle to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; Regency’s and Urstadt Biddle’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; failure to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto, including significant transaction costs and/or unknown or inestimable liabilities, risks related to diverting the attention of Regency and Urstadt Biddle management from ongoing business operations and the risk of stockholder litigation in connection with the proposed transaction; risk factors related to the integration of the two companies and the future opportunities and plans for the combined company; risk factors related to the current economic environment; risk factors related to pandemics or other health crises; risk factors related to operating retail-based shopping centers; risk factors related to real estate investments; risk factors related to the environment affecting Regency’s and Urstadt Biddle’s properties; risk factors related to corporate matters; risk factors related to our respective partnerships and joint ventures; risk factors related to funding strategies and capital structure; risk factors related to the market price for our respective common stock and other securities; and risk factors related our respective qualifications as a REIT.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Regency’s and Urstadt Biddle’s respective periodic reports and other filings with the SEC, including the risk factors identified in Regency’s and Urstadt Biddle’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Regency nor Urstadt Biddle undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Regency intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Urstadt Biddle and that also constitutes a prospectus of Regency. Each of Regency and Urstadt Biddle may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Regency or Urstadt Biddle may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of URSTADT BIDDLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Regency, Urstadt Biddle and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Regency will be available free of charge on Regency’s website at https://investors.regencycenters.com/ or by requesting copies by mail from Investor Relations, Regency Centers Corporation, One Independent Drive, Suite 114, Jacksonville, FL 32202-5019. Copies of the documents filed with the SEC by Urstadt Biddle will be available free of charge on Urstadt Biddle’s website at https://investors.ubproperties.com/ or by requesting copies by mail from Secretary, Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, CT 06830.

Participants in the Solicitation

Regency, Urstadt Biddle and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Regency, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Regency’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2023, and Regency’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Information about the directors and executive officers of Urstadt Biddle, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Urstadt Biddle’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on February 7, 2023 and Urstadt Biddle’s Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the SEC on January 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Regency or Urstadt Biddle using the sources indicated above.